UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 April 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Trading Update - April 2019

Press Release

Trading Update - April 2019

CRH plc, the global building materials group, issues the following Trading Update for the period 1 January 2019 to 31 March 2019 in advance of its Annual General Meeting (AGM) which takes place tomorrow at 11.00am in Dublin.

As previously announced, the Group was reorganised into three Divisions effective 1 January  2019: Americas Materials, Europe Materials and Building Products.

Key Highlights
●
A positive start to the year with first quarter like-for-like* Group sales 7% ahead of the same period last year. Sales volumes benefited from mild weather conditions and good momentum across most of our major markets. Sales growth was also supported by pricing progress across all major product lines.

●	Our Ash Grove acquisition, completed in June 2018, traded in line with expectations with synergy delivery progressing as planned.
●	Year-to-date the Group spent c. €0.2 billion on 16 bolt-on acquisitions / investments.
●	The Group has reached agreement to divest of its European Shutters & Awnings business to StellaGroup for a total consideration in excess of €0.3 billion.
●	The strategic review of the Europe Distribution business is ongoing as we consider all options to maximise shareholder value.
●	With a continued focus on business improvement, our Group-wide profit improvement programme is advancing well in all business areas.
●
In light of our strong balance sheet and cash generation, the Board is proposing to continue our share buyback programme with a further tranche of up to €350 million to be completed before the Group's interim results announcement in August.

●
Group EBITDA, for the seasonally less significant first half of the year, is expected to be in excess of €1.5 billion (H1 2018: €1.13 billion) reflecting a mid-single digit percentage increase on a like-for-like basis with a good contribution from acquisition activity. This also includes the benefit of currency exchange movements and the impact of IFRS 16 Leases.

●	With normal weather patterns and in the absence of any major market dislocations, like-for-like EBITDA in the second half of the year is also anticipated to be ahead of the second half of 2018.

*Like-for-like movements exclude the impact of currency exchange, acquisitions, divestments and the impact of IFRS 16 on lease accounting effective 1 January 2019

Trading Backdrop

Americas Materials Update

Like-for-like sales for our Americas Materials operations were 4% ahead of the first quarter in 2018, benefiting from good underlying demand, continued strong market fundamentals and pricing progress across all product lines. Volumes of aggregates and asphalt were ahead of 2018 due to milder weather in our North and South regions while severe winter weather conditions in the West and in Canada impacted readymixed concrete and cement volumes respectively. Ash Grove performed in line with expectations with synergy delivery progressing as planned.

This notably seasonal business typically sells less than 10% of annual asphalt volumes and less than 20% of aggregates, readymixed concrete and cement volumes in the first quarter of the year.

Key Markets in Brief

●	US Infrastructure: Moderate underlying growth with state and local funding improvements in key markets; federal funding reflects increased FAST Act allocation
●	Residential: Modest growth in residential construction activity, both new and RMI
●	Non-Residential: Year-on-year growth with positive trends in most segments; leading indicators consistently positive

Europe Materials Update

Like-for-like sales were 12% ahead in the first quarter aided by continued positive trends in a number of key markets, good pricing momentum and milder weather conditions compared to the very unfavourable early-season weather experienced last year.

Key Markets in Brief

●	UK: Increased readymixed concrete, asphalt and cement volumes against significantly weather-impacted comparatives; favourable cement, asphalt and aggregates pricing
●	France: Good market demand resulted in higher volumes; prices ahead
●	Switzerland: Increased cement volumes; prices slightly ahead of 2018
●	Germany: Strong cement market demand; prices ahead in all products
●	Ireland: Volumes ahead with good demand; cement and readymixed concrete prices ahead
●	Finland: Cement volumes and prices slightly ahead of 2018
●	Poland: Cement volumes well ahead aided by good weather conditions; price increases across all products
●	South East Europe: Strong cement volumes, particularly in Romania; prices ahead
●	Philippines: Cement volumes strongly ahead of 2018 following the release of Government infrastructure funding; prices also ahead

Building Products Update

Building Products had a very satisfactory start to the year with like-for-like sales for the first quarter 5% ahead of 2018. A positive demand and pricing backdrop in our main markets was supported by mild weather conditions.

Key Markets in Brief

●	Products:
o
In Europe, improved volumes and pricing delivered like-for-like sales growth across all platforms, with particularly strong performances from our Architectural Products and Construction Accessories businesses

	o	In the United States (US), Architectural Products sales were ahead as good underlying demand was supported by favourable weather and early seasonal purchasing by homecenters
	o	BuildingEnvelope® like-for-like sales improved driven by increased demand at C.R. Laurence as well as volume and price increases at its architectural glass and metal products business
	o	Oldcastle Infrastructure sales growth was driven by stronger volumes and price improvements across most geographies and end-use segments
●	Distribution: Good like-for-like sales growth in the first quarter, driven primarily by our General Builders Merchants businesses in Germany, the Netherlands and France

First Half Outlook

Group EBITDA, for the seasonally less significant first half of the year, is expected to be in excess of €1.5 billion (H1 2018: €1.13 billion) reflecting a mid-single digit percentage increase on a like-for-like basis with a good contribution from acquisition activity. This also includes the benefit of currency exchange movements and the impact of IFRS 16 Leases. In Americas Materials, with a continued positive demand environment, like-for-like EBITDA is expected to be ahead of H1 2018. Like-for-like H1 EBITDA is also expected to be ahead in Europe Materials, despite challenges in the UK due to ongoing Brexit related uncertainty. With continued momentum, like-for-like EBITDA in Building Products is expected to show good improvement compared with the same period last year.

Second Half Outlook

We expect growth in Americas Materials in the second half of the year supported by continued advancement in both residential and non-residential construction markets in the US along with increased federal, state and local infrastructure funding measures. In Europe Materials, while the good start to the year with more favourable weather conditions is encouraging and we expect the second half performance to be ahead of last year, we anticipate that the strong rate of organic sales growth experienced in the first quarter is likely to moderate. In Building Products, we expect growth in the second half across all business segments in Europe and the US. Against this backdrop and while maintaining a relentless focus on progressing our profit improvement programme, we expect like-for-like EBITDA in the second half of 2019 to be ahead of the second half of 2018 (H2 2018: €2.24 billion).

Capital Allocation Update

Development Activity

As part of our continued focus on active portfolio management and our previously announced €1.5 to €2 billion divestment programme, the Group has reached agreement to divest of its European Shutters & Awnings business to StellaGroup for a total consideration in excess of €0.3 billion.

Year-to-date in 2019, the Group spent c. €0.2 billion on 16 bolt-on acquisitions / investments. Americas Materials completed 11 bolt-on acquisitions and one investment for a consideration of c. €120 million and our Building Products Division completed four acquisitions for c. €80 million.

The largest transaction to date in 2019 was the acquisition of certain assets of Allied Concrete in Virginia by our Architectural Products Group (APG). This strategic bolt-on serves as a geographic in-fill for APG along the eastern seaboard of the US, connecting APG's positions in the Washington DC area to those in the Carolinas and enhances the platform's ability to serve mid-Atlantic hardscape and masonry installers. The Building Products Division also completed the acquisition of a paving plant in Poland and two other acquisitions by Oldcastle Infrastructure in Washington and Florida.

The Americas Materials Division completed one investment along with ten bolt-on acquisitions in the US and one acquisition in Canada, adding a total of over 70 million tonnes of permitted aggregates reserves. These transactions involved the strategic expansion and strengthening of existing aggregate operations, particularly in Oregon and Florida.

As previously announced, our strategic review of the Europe Distribution business is ongoing as we consider all options to maximise shareholder value.

Share Buyback Programme

The total cash returned to shareholders over the last 12 months under our ongoing share buyback programme was €1 billion, of which €200 million was completed year-to-date. In light of our strong balance sheet and cash generation, the Board is proposing to continue our share buyback programme with a further tranche of up to €350 million to be completed before the Group's interim results announcement in August 2019. Any share buybacks are subject to and shall comply with shareholder approval of CRH's general authority to repurchase ordinary shares at the Group's AGM tomorrow. Subsequent tranches will remain under active consideration.

CRH will report its interim results for the six months ending 30 June 2019 on Thursday, 22 August 2019.

CRH plc will host an analysts' conference call and webcast presentation at 08:30 BST on Wednesday, 24 April 2019 to discuss the Trading Update. To join this call please dial: +353 (0)1 2460271, user PIN *0 (further international numbers are available here). A recording of the conference call will be available on the Reports and Presentations page of the CRH website.

Contact CRH at +353 1 404 1000

Albert Manifold              Chief Executive

Senan Murphy               Finance Director

Frank Heisterkamp        Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c. 90,000 people at c. 3,700 operating locations in 32 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2018 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 24 April 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary